Exhibit 1

MIND CTI Reports First Quarter 2017 Results

* MIND CTI to Host Annual Meeting of Shareholders

Yoqneam, Israel, May 4, 2017 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for its first quarter ended March 31, 2017.

The following will summarize our major achievements in the first quarter of 2017 as well as our business. The financial results can be found in the Investor Information section of our website at www.mindcti.com/investor-information and in our Form 6-K.

Financial Highlights

●	Revenues were $4.5 million, compared with $4.6 million in the first quarter of 2016, and compared with $4.7 million in the fourth quarter of 2016.

●	Operating income was $0.9 million, or 21% of total revenues, compared with $1.1 million, or 25% of total revenues in the first quarter of 2016.

●	Net income was $0.9 million, or $0.05 per share, compared with $1.2 million, or $0.06 per share in the first quarter of 2016.

●	Multiple follow-on orders.

●	Cash flow from operating activities during the quarter was $0.5 million, compared with $0.7 million in the first quarter of 2016. In addition, the cash flow from investing activities includes a down payment of $1.2 million on a one-time transaction described below.

As of March 31, 2017 we had 250 employees in our offices, compared with 319 as of March 31, 2016.

Monica Iancu, MIND CTI CEO, commented: “To succeed in the age of digital services, carriers need fast and agile ways of digital transformation. We understand our customers’ business, their needs and challenges. We have the teams and the expertise to provide timely upgrades and customizations required to support our customers in the ever changing market place. Competition in our industry is intense. We compete against global billing vendors with greater name recognition. We compete against vendors that offer network equipment as well as billing software and against vendors that focus on specific markets. At all levels, there is severe pricing pressure. We are pleased with our execution of ongoing projects and the recurrent revenue stream. We plan to further enhance the professional services component of our business, to continue investing in technology, seeking to enter new markets and focusing on our profitability targets.”

Multiple Follow-on Orders

Similar to all other quarters, our valued customers show their appreciation for our technology and support and increase their relationship with us and we receive follow-on orders. This quarter’s follow-on orders include maintenance renewals, agreements to support enhancements related to deployment of LTE networks and support of Voice over LTE (VoLTE), hardware platform upgrades, as well as specific customizations and additional professional services.

Sale of a Subsidiary

In 2004, when MIND was growing rapidly in Romania, there was no available office space for rent and we decided to buy land and build our own office building. We started the process with buying a suitable piece of land and invested around 230,000 Euro. We deserted that plan at some point as we preferred to focus on our business and were able to locate suitable office space that we rented. The land was owned by our subsidiary, Dirot Comp SRL, a Romanian wholly-owned subsidiary.

As now there are many companies extending operations in Romania, the value of the land increased and will probably continue to change. We decided at this point to sell the subsidiary that owned the land for 1.1 million Euro (around $1.2 million).

Our cash position as of March 31, 2017 includes the $1.2 million we received as guarantee, in advance of the closing of the transaction. The transaction was concluded in the second quarter of 2017 and the capital gain will be recorded in that quarter. The tax on the capital gain which is estimated to be $0.2 million will be paid in May 2017.

Cash Position and Annual Dividend Distribution

Our cash position, including long-term available-for-sale securities, was $15.4 million as of March 31, 2017, after the payment of the annual cash dividend and the related withholding taxes and includes the $1.2 million we received as a guarantee as described above.

As previously announced, the Board declared on February 23, 2017 a cash dividend of $0.32 per share before withholding tax, which was paid in full in March 2017.

The dividend declared and distributed was approximately $6.2 million.

Revenue Distribution

Revenues in the Americas represented 71%, revenues in Europe represented 20% and revenues in the rest of the world represented 9% of our total revenues.

Revenues from customer care and billing software totaled $3.8 million, or 85% of total revenues, while revenues from enterprise call accounting software totaled $0.7 million, or 15% of total revenues.

Revenues from licenses were $0.5 million, or 11% of total revenues, while revenues from maintenance and additional services were $4.0 million, or 89% of total revenues.

Fluctuation in Taxes

On a quarterly basis, we incurred high fluctuation in taxes. For example, the taxes in the first quarter of 2017 were $0.2 million, compared to $0.7 million in the fourth quarter of 2016, and compared to $0.2 million in the first quarter of 2016.

Taxes include provisioning for income taxes paid in our different locations at very different tax rates.

Fluctuations in tax expenses on similar total revenues usually result from differences in intercompany charges among the various quarters. Intercompany charges of the parent company for its subsidiary or among subsidiaries are in accordance with existing transfer pricing study.

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AGM

MIND also announced today that its 2017 Annual General Meeting of Shareholders will be held on Wednesday, August 9, 2017 at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 2069202, Israel.

Shareholders of record at the close of business on July 6, 2017 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail to shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members.

The agenda of the meeting is as follows:

(i)	to re-appoint Brightman Almagor Zohar (member of Deloitte Touche Tohmatsu), as the Company’s independent auditor until the close of the following Company’s Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to approve the re-election of Mr. Mihail Rotenberg as a Class II director of the Company until the 2020 Annual General Meeting;

(iii)	to approve the election of Mr. Meir Nissensohn as a Class III director of the Company until the 2018 Annual General Meeting;

(iv)	to approve the election of Mr. Joseph Tenne as a Class II director of the Company until the 2020 Annual General Meeting;

(v)	to approve the compensation of each non-executive director;

(vi)	to approve Ms. Monica Iancu's bonus plan; and

(vii)	to discuss the Company’s audited financial statements for the year ended December 31, 2016.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Year Ended
	March 31,		December 31,
	2017	2016	2016
	(Unaudited)		(Audited)
	U.S. dollars in thousands
	(except per share data)

Revenues	$4,455	$4,564	$18,052
Cost of revenues	2,032	1,888	6,831
Gross profit	2,423	2,676	11,221
Research and development expenses	786	991	3,517
Selling and marketing expenses	310	206	1,105
General and administrative expenses	383	357	1,393
Operating income	944	1,122	5,206
Financial income - net	184	260	166
Income before taxes on income	1,128	1,382	5,372
Taxes on income	215	208	1,169
Net income for the period	$913	$1,174	$4,203

Earnings per ordinary share-
Basic and diluted	$0.05	$0.06	$0.22

Weighted average number of ordinary shares used in computation of earnings per ordinary share - in thousands:
Basic	19,270	19,118	19,234
Diluted	19,477	19,183	19,307

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$7,176	$9,165
Short-term bank deposits	2,637	5,033
Marketable securities	4,710	4,784
Accounts receivable, net:
Trade	727	1,098
Other	171	176
Prepaid expenses	349	319
Deferred cost of revenues	38	-
Inventories	5	5
Total current assets	15,813	20,580

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities - available-for-sale	866	832
Severance pay fund	1,705	1,565
Deferred income taxes	95	95
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	482	498
GOODWILL	5,430	5,430
Total assets	$24,391	$29,000

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$327	$51
Other	1,853	1,233
Deferred revenues	3,801	4,079
Total current liabilities	5,981	5,363
LONG-TERM LIABILITIES :
Deferred revenues	405	665
Employee rights upon retirement	1,845	1,687
Total liabilities	8,231	7,715

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	26,042	25,998
Accumulated other comprehensive loss	(829)	(867)
Accumulated deficit	(7,553)	(2,293)
Treasury shares	(1,554)	(1,607)
Total shareholders’ equity	16,160	21,285
Total liabilities and shareholders’ equity	$24,391	$29,000

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Year Ended
	March 31,		December 31,
	2017	2016	2016
	(Unaudited)		(Audited)
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$913	$1,174	$4,203
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28	46	161
Deferred income taxes, net	-	-	146
Accrued severance pay	66	18	(123)
Realized loss (gain) from marketable securities available-for-sale	4	-	(44)
Foreign currency exchange rate loss from marketable securities available-for-sale	-	-	128
Unrealized loss (gain) from marketable securities, net	(14)	(18)	23
Employees share-based compensation expenses	44	30	136
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	371	674	1,145
Other	5	(171)	37
Increase in prepaid expenses and deferred cost of revenues	(68)	(157)	(9)
Decrease in inventories	-	-	4
Increase (decrease) in accounts payable and accruals:
Trade	276	113	(186)
Other	(549)	(750)	(1,031)
Increase (decrease) in deferred revenues	(538)	(221)	654
Net cash provided by operating activities	538	738	5,244

Cash flows from investing activities:
Purchase of property and equipment	(12)	(11)	(68)
Severance pay funds	(48)	(35)	82
Deferred consideration from sale of subsidiary	1,169	-	-
Proceeds from sale of marketable securities	88	91	344
Investment in marketable securities available-for-sale	-	(186)	(1,000)
Proceeds from sale of marketable securities available-for-sale	-	-	1,730
Proceeds from (investment in) short-term bank deposits	2,396	140	(3,535)
Net cash provided by (used in) investing activities	3,593	(1)	(2,447)
Cash flows from financing activities:
Employee stock options exercised and paid	53	31	85
Dividend paid	(6,173)	(5,192)	(5,192)
Net cash used in financing activities	(6,120)	(5,161)	(5,107)
Decrease in cash and cash equivalents	(1,989)	(4,424)	(2,310)
Balance of cash and cash equivalents at beginning of period	9,165	11,475	11,475
Balance of cash and cash equivalents at end of period	$7,176	$7,051	$9,165

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